SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

(Under the Securities Exchange Act of 1934)

ZALDIVA, INC.

 (Name of Issuer)

Common Voting Stock

(Title of Class of Securities)

98885W 10 3

(CUSIP Number)

Branden T. Burningham, Esq.

455 East 500 South, Suite 205

Salt Lake City, UT 84111

(801-363-74ll)

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 30, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

1.

NAMES OF REPORTING PERSONS: SUMMIT GROUP OF COMPANIES, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):  48-1198400.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

         (a)  [   ]

         (b)  [X]

3.

SEC USE ONLY

4.

SOURCE OF FUNDS:

WC

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) [ ] OR 2(e) [ ]

         None; not applicable.

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

         United States.

 NUMBER OF SHARES

7. SOLE VOTING POWER: 5,000,000*

 BENEFICIALLY OWNED

8. SHARED VOTING POWER: None.

 BY EACH REPORTING PERSON

9. SOLE DISPOSITIVE POWER: 5,000,000*

                                     10. SHARED DISPOSITIVE POWER: None.

*  Includes 2,500,000 shares of the issuer’s common stock and shares underlying warrants to acquire up to 2,500,000 additional shares of the issuer’s common stock at a purchase price of $0.25 per warrant share.

11.

AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,000,000*

*  Includes 2,500,000 shares of the issuer’s common stock and shares underlying warrants to acquire up to 2,500,000 additional shares of the issuer’s common stock at a purchase price of $0.25 per warrant share.

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.

No shares are excluded in the numerical or percentage computations herein.

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%.

14.

TYPE OF REPORTING PERSON.

OO.

Item 1.  Security and Issuer.

Title of Securities:  Common Stock, par value $0.001 per share.

Name of Issuer:  Zaldiva, Inc., a Florida corporation (the “Company”); 331 East Commercial Blvd, Ft. Lauderdale, FL  33334.

Item 2.  Identify and Background.

(a)

Name of Persons Filing.  This Schedule 13D is being filed for Summit Group of Companies, LLC.

(b)

Address: 3100 NE 48th Street, Apt. 105, Ft. Lauderdale, FL  33308.

(c)

Principal Occupation:  Investing.

(d)

During the last five years, neither Summit Group of Companies, LLC, nor its members have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the last five years, neither Summit Group of Companies, LLC, or its members have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which that person would have been subject to any judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f)

United States.

Item 3.  Source and Amount of Funds or Other Consideration

On August 30, 2010, Summit Group of Companies, LLC, paid $250,000 in cash from its operating account to acquire 2,500,000 shares of the Company’s common and warrants to acquire an additional 2,500,000 such shares at a price of $0.25 per warrant share, exercisable for a period of one year.

Item 4.  Purpose of Transaction.

Summit Group of Companies, LLC does not have any plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)

Amount Beneficially Owned.  As of the date hereof, Summit Group of Companies, LLC beneficially owns 5,000,000 shares (approximately 28.8%) of the Company’s common stock, taking into account the 2,500,000 shares of common stock underlying the above-referenced warrants, which have not been exercised as of the date hereof.

(b)

Number of shares as to which such person has:

Sole power to vote or to direct vote: 5,000,000 shares*

Shared power to vote or to direct the vote: 0.

Sole power to dispose or to direct the disposition of: 5,000,000*

Shared power to dispose or to direct the disposition of: 0.

*  Includes 2,500,000 shares of the issuer’s common stock and shares underlying warrants to acquire up to 2,500,000 additional shares of the issuer’s common stock at a purchase price of $0.25 per warrant share.

(c)

None.

(d)

None; not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to   Securities of the Issuer.

These securities were purchased pursuant to the terms of a Subscription Agreement between the issuer and Summit Group of Companies, LLC, the terms of which were disclosed in the issuer’s Current Report on Form 8-K, dated August 30, 2010, and filed with the Securities and Exchange Commission on September 3, 2010.

Item 7.  Materials to be Filed as Exhibits.

None.

SIGNATURE

After a reasonable inquiry and of my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  9/14/2010

/s/  S. L. Guillaume______________

By:  S. L. Guillaume, Manager

Summit Group of Companies, LLC